
07002027

AB
3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10963

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATLANTIC SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

920 PROVIDENCE ROAD SUITE 201
(No. and Street)

TOWSON, MARYLAND 21286
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CRAIG G. FISCHER 410-296-0470
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FABISZAK & KUCZAK
(Name – *if individual, state last, first, middle name*)

4318 FITCH AVENUE BALTIMORE, MD 21236
(Address) (City) (State) (Zip Code)


RECEIVED
FEB 27 2007
202

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/8/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CRAIG G. FISCHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATLANTIC SECURITIES, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT
Title

Notary Public

MARLENE P. CROUSE
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires 5-1-2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATLANTIC SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2006

ATLANTIC SECURITIES, INC.

TABLE OF CONTENTS


F&K
FABISZAK AND KUCZAK
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
of Atlantic Securities, Inc.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Atlantic Securities, Inc. as of December 31, 2006, and related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Securities, Inc. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fabiszak & Kuczak

Baltimore, Maryland
January 17, 2007

4318 FITCH AVENUE
BALTIMORE, MARYLAND 21236
410.882.6801 ▪ FAX: 410.665.7778

ATLANTIC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Current Assets:	
Cash and Equivalents	$ 22,234
Commissions Receivable	5,158
Total Current Assets	27,392
Fixed Assets:	
Furniture & Fixtures	23,552
Less: Accumulated Depreciation	(23,552)
Total Fixed Assets	-
Other Assets:	
Security Deposit	1,547
Total Other Assets	1,547
TOTAL ASSETS	$ 28,939

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accrued Expenses	$ 6,648
Total Current Liabilities	6,648
Stockholders' Equity:	
Capital Stock, no par value; 1,000 shares authorized, 100 shares issued and outstanding	19,727
Retained Earnings	2,564
Total Stockholders' Equity	22,291
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 28,939

See Accompanying Notes

ATLANTIC SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Commissions	$ 176,102
Dividend Income	980
Total Revenues	177,082
EXPENSES:	
Commissions	65,812
Salaries	25,856
Rent	9,690
Dues & Subscriptions	12,158
Telephone	3,678
Automobile	21,537
Office	3,040
Accounting	2,630
Other Expenses	10,839
Total Expenses	155,240
NET INCOME	$ 21,842

See Accompanying Notes

ATLANTIC SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2006

CAPITAL STOCK	$ 19,727
RETAINED EARNINGS:	
Balance at Beginning of Year	2,422
Net Income	21,842
Distributions	(21,700)
Balance at End of Year	2,564
TOTAL STOCKHOLDERS' EQUITY	$ 22,291

See Accompanying Notes

ATLANTIC SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 21,842
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in commissions receivable	(2,705)
Increase in accrued expenses	5,421
Net cash provided by operating activities	24,558
CASH FLOWS FROM INVESTING ACTIVITIES:	
Distributions to shareholders	(21,700)
Net cash used in investing activities	(21,700)
NET INCREASE IN CASH AND EQUIVALENTS	2,858
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	19,376
CASH AND EQUIVALENTS AT END OF YEAR	$ 22,234

See Accompanying Notes

ATLANTIC SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1 - NATURE OF OPERATIONS

Atlantic Securities, Inc. (the "Company") was formed as a corporation under the general laws of the State of Maryland on July 12, 1962. The Company advises investors in the Mid-Atlantic region, in the purchase of mutual fund investments and acts as an agent, receiving commissions from mutual fund families when their clients purchase mutual fund investments. The Company's business is limited to mutual funds and/or variable annuities.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Income Recognition

Commission revenue is recorded on a trade-date basis.

Cash and Equivalents

For the purposes of the cash flow presentation, the Company considers all cash on deposit and money market funds as cash and equivalents.

Commissions Receivable

Commissions receivable represent commissions due from various mutual fund families. These receivables are generally fully collected within 30 days. As a result, Management has not provided an allowance for doubtful accounts on these receivables.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fixed Assets

Fixed assets are recorded at cost. Maintenance, repairs and minor renewals are charged against income as incurred. Major renewals and betterments are capitalized. Depreciation is calculated using accelerated methods over the estimated useful lives of the respective assets.

Income Taxes

The stockholders of the Company have elected to be taxed in accordance with the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, in lieu of corporate income taxes, the individual shareholders are taxed on their proportionate share of the taxable income of the Company. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accompanying financial statements contain no significant estimates.

Note 3 - RELATED PARTY TRANSACTIONS

The Company's stock is owned by the same individuals who also own all of the stock of Atlantic Securities Associates, Inc., an insurance brokerage; and Atlantic Financial Services, Inc., a registered investment advisor in the State of Maryland. The Company currently shares office facilities, personnel and furniture with both of these entities and charges the affiliates for shared expenses.

Note 3 - RELATED PARTY TRANSACTIONS - CONTINUED

The owners of the Company received compensation of $21,700 for the year ended December 31, 2006. This amount is included in commission expense in the accompanying financial statements, of which $0 was unpaid at year-end.

Note 4 - CONCENTRATION OF RISK

The Company has agreements with numerous independent mutual fund families to originate the purchase and sales of mutual funds for the Company's clients. The Company utilizes ten brokers to generate revenue, however, the owners are responsible for approximately 30.7% of the revenue earned by the Company.

Note 5 - LEASES

The Company currently leases office space under an operating lease, which expires November 30, 2007. Total future minimum lease payments are as follows:

2007	$25,379
Total Future Minimum Lease Payments	$25,379

Rent expense for the year ended December 31, 2006 amounted to $9,690; which reflects reimbursement for some rental expense from affiliated entities.

Note 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no liabilities subordinated to claims of general creditors.

Note 7 - REGULATORY REQUIREMENTS

As a registered dealer in securities, the Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than fifteen times net capital, as defined.

As of December 31, 2006, the Company's net capital was $18,839, which exceeded the net capital requirement by $13,839. As of December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was approximately .35 to 1.

The corporation is exempt from the provisions of the Securities and Exchange Commission's Customer Protection-Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section K(1) of the rule.

SUPPLEMENTARY SCHEDULE

ATLANTIC SECURITIES, INC.
SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL
(PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1)
DECEMBER 31, 2006

COMPUTATION OF AGGREGATE INDEBTEDNESS	
Liabilities included in aggregate indebtedness:	
Accrued payroll taxes	$ -
Accrued commissions & expenses	6,648
Aggregate Indebtedness	$ 6,648
COMPUTATION OF NET CAPITAL	
Total stockholders' equity	$ 22,291
Less: Total Non-Allowable Assets	(3,167)
Net capital before haircuts on securities positions	19,124
Haircuts on securities:	
Money market account	(284)
Net Capital	$ 18,840
CAPITAL REQUIREMENTS	
Net capital required	$ 5,000
Net capital in excess of requirements	13,840
Net capital, as shown above	$ 18,840
Ratio of aggregated indebtedness to net capital	.35 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital, as reported in Company's Part II (Unaudited) Focus Report	$ 19,123
Rounding	283
Net Capital Per Above	$ 18,840
Aggregate indebtedness, as reported in Company's Part II (Unaudited) Focus Report	$ 6,648
No changes required, as noted during audit	-
Aggregate indebtedness, Per Above	$ 6,648

See Independent Auditors' Report


F&K

FABISZAK AND KUCZAK
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Atlantic Securities, Inc.

In planning and performing our audit of the financial statements of Atlantic Securities, Inc., for the year ended December 31, 2006, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected.

4318 FITCH AVENUE
BALTIMORE, MARYLAND 21236
410.882.6801 • FAX: 410.665.7778

Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a reportable condition under standards established by the American Institute of Certified Public Accountants. A reportable condition is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level that risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be a reportable condition as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Fabiszak & Kruczak

Baltimore, Maryland
January 17, 2007

END